Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 3 DATED AUGUST 19, 2021
TO THE OFFERING CIRCULAR DATED JULY 2, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated July 2, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 6, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Dismissal of Independent Accounting Firm.

•	Appointment of Independent Accounting Firm.

Dismissal of Independent Accounting Firm

On August 16, 2021, our Manager, Fundrise Advisors, LLC, determined that it is in the best interests of Fundrise Real Estate Investment Trust, LLC (the “Company”) to appoint KPMG US LLP (“KPMG”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2021. In connection with its selection of KPMG, our Manager decided to dismiss the Company’s former independent accounting firm, RSM US LLP (“RSM”).

RSM’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2019 and 2020 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to RSM’s satisfaction, would have caused RSM to make reference to the matter in their report. During the fiscal years ended December 31, 2019 and 2020 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided RSM with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Commission indicating whether RSM agrees with the disclosures contained herein and, if not, the respects in which it does not agree. A copy of RSM’s letter, dated August 19, 2021, is filed as Exhibit 9.1 to the Company’s Current Report on Form 1-U filed with the Commission on August 19, 2021.

Appointment of Independent Accounting Firm

On August 17, 2021, the Manager approved and engaged KPMG as the Company’s new independent accounting firm. During the fiscal years ended December 31, 2019 and 2020 and through the subsequent date of engaging KPMG, neither the Company nor anyone acting on its behalf has consulted with KPMG regarding (i) either, (A) the application of accounting principles to a specified transaction, either completed or proposed, or (B) the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).